                                                                     EXHIBIT 3.3


                            CERTIFICATE OF AMENDMENT
                                       TO
                        THE CERTIFICATE OF INCORPORATION
                           OF ASIAINFO HOLDINGS, INC.


I, James Ding hereby certify that

1. I am the Chief Executive Officer of AsiaInfo Holdings, Inc., a Delaware corporation (the "Corporation").

2. Article FIFTH of the Corporation's Certificate of Incorporation is hereby amended in its entirety as follows:

       "FIFTH: The aggregate number of shares which the Corporation shall have authority to issue is 60,000,000 Common and Preferred shares; the total number of shares of Common Stock shall be 50,000,000 with par value of one cent ($.01) per share and the total number of shares of Preferred Stock shall be 10,000,000 with par value of one cent ($.01) per share."

3. This Certificate of Amendment to the Certificate of Incorporation of the Corporation (the "Amendment") has been duly approved by the Board of Directors.

4. This Amendment has been duly approved by the required vote of stockholders in accordance with Section 242 of the Delaware General Corporation Law. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding Common Stock.

       IN WITNESS WHEREOF, I hereunto sign my name and declare under penalty of perjury under the laws of the State of Delaware that the matters set forth in this Amendment are true and correct to my knowledge.


                                            ASIAINFO HOLDINGS, INC.



                                            By: /s/ James Ding
                                               ---------------------------------
                                            Name: James Ding,
                                            Title: Chief Executive Officer